EXHIBIT 99.1

Equinor acquires a 9.8% minority stake in Ørsted

Equinor ASA (OSE:EQNR, NYSE:EQNR) has acquired 41,197,344 shares in Ørsted A/S (“Ørsted”), corresponding to 9.8% of the shares and votes in the company.

The transaction establishes Equinor as the second largest shareholder in Ørsted, after the Danish State, which holds a controlling stake in the company.

“Equinor has a long-term perspective and will be a supportive owner in Ørsted. This is a counter-cyclical investment in a leading developer, and a premium portfolio of operating offshore wind assets. The exposure to producing assets complements Equinor’s operated offshore wind portfolio of large projects under development”, says Anders Opedal, CEO of Equinor.

Equinor is supportive of Ørsted’s strategy and management, and is not seeking board representation.

“This investment is in line with Equinor’s strategy of value driven growth in renewables. The offshore wind industry is currently facing a set of challenges, but we remain confident in the long-term outlook for the sector, and the crucial role offshore wind will play in the energy transition”, says Opedal.

Ørsted has a net renewable generation capacity of around 10.4 GW, and a gross portfolio of offshore wind projects in execution of around 7 GW. The company’s ambition is to achieve a gross installed renewable capacity of around 35 to 38 GW by 2030. (1)

Equinor’s ownership position has been built over time, through a combination of market purchases and a block trade.

The current market value of Equinor’s holding in Ørsted is around USD 2.5bn, based on a closing price Friday 4 October of DKK 418 per share and a USD/DKK exchange rate of 6.8.

Subject to obtaining regulatory approvals under applicable Foreign Direct Investment regulations, Equinor intends to increase its ownership to 10%. There are currently no plans to further increase the stake.

The transaction will be executed within Equinor’s communicated financial framework.

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(1) Net renewable generation capacity refers to the company’s equity share of offshore wind, onshore wind and solar generation capacity. Offshore wind projects in execution and the 2030 ambition are gross (100%) numbers. The ambition also includes onshore renewable energy, power-to-X and bioenergy. Source: Ørsted’s Q2-24 presentation and asset book.

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Contact details:

Investor relations
Bård Glad Pedersen, senior vice president Investor Relations,
+47 918 01 791

Media
Sissel Rinde, vice president Media Relations,
+47 412 60 584

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act